UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2004

                          GRUPO IUSACELL, S.A. de C.V.

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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.

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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes |_| No |X|
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Documents Furnished By the Registrant

1. Press Release of the Registrant dated September 24, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: September 24, 2004                           /s/ Fernando Cabrera
                                                   --------------------
                                             Name: Fernando Cabrera
                                             Title: Attorney in fact

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[LOGO] IUSACELL
Pensamos en ti
www.iusacell.com


                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

Iusacell Extraordinary Shareholders' Meeting
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Mexico City, September 24, 2004.- Grupo IUSACELL, S.A. de C.V. [BMV y NYSE:
CEL], reports the following agreements approved by the September 23, 2004 Extraordinary Shareholders' Meeting:

FIRST. The acknowledgment of the cancellation and termination of the Executive Employee Stock Purchase Plan approved by the shareholders' meeting of December 18, 1996.

SECOND. The approval of the cancellation of 15 shares of common stock, without par value, that were held as treasury stock as a result of the conversion and exchange of shares approved by the shareholders' meeting of October 17, 2003.

THIRD. The approval of the creation of a Stock Option Plan for Company Executives, under the terms and conditions to be determined by the Board of Directors or such body designated by the Board of Directors, and an increase in capital stock of up to Ps.130 million, through the issuance of up to 6,517,086 shares of common stock, without par value.

FOURTH. The acceptance of the express waiver by MovilAccess, S.A. de C.V. and Ricardo Benjamin Salinas Pliego of their right to subscribe shares in the increase in capital stock.

FIFTH. In accordance with Grupo Iusacell's by-laws, shareholders who were absent at the meeting, as well as those who have not waived their preemptive rights, will have the right to subscribe for the shares described in the third resolution described above, in proportion to their shareholding. This right may be exercised within a period that will expire on the fifteenth calendar day following the publication in the Official Gazette of the Federation (Diario Oficial de la Federacion) of the agreement to increase the capital stock as approved at the meeting. The price at which the preemptive right may be exercised will be the price per share quoted on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) on the last business day of the period of exercise of the preemptive right. If upon the exercise of the preemptive right the authorized capital is exceeded, the difference will be considered a premium on the subscription of shares, proportionately among the subscribed shares. The required notice must be published on the Official Gazette of the Federation as soon as possible.

SIXTH. Any new shares whose issuance was agreed to by the meeting and that were not subscribed for during the period of exercise mentioned in the fifth resolution described above, shall remain as treasury stock to be used for the Stock Option Plan for Company Executives approved under the third resolution described above, and will be released once they are allotted and exercised in accordance with the terms and conditions that to such effect the Board of Directors, or such body designated by the Board of Directors, shall have established.

SEVENTH. The authorization of, and instruction tom the Board of Directors to determine the definitive amount of the increase in capital fully subscribed and paid for once the shares are subscribed for in accordance with the fifth resolution described above. Once the increase is determined, the sixth article of the by-laws of Grupo Iusacell shall be amended with respect to the minimum fixed capital and the number of shares that represent it. The Board of Directors is empowered to determine the corresponding amounts without need for a further resolution by the shareholders' meeting.

EIGHTH. The updating of the registration of treasury stock issued in accordance with the second resolution described above with the Securities and Special (Valores y Especial) sections of the National Registry of Securities (Registro Nacional de Valores), as well as with the Mexican Stock Exchange, and, if needed, with any other registry or authority in Mexico and aborad. It is ordered that all proceedings necessary to carry out such updating of registration be carried out, including any required notifications.

NINTH. The designation of Fernando Jose Cabrera Garcia, Norma Elvira Urzua Villasenor, Rafael Rodriguez Sanchez, Zaida Sosa y Avila Osuna and Diana Lizbeth Villalobos Zuniga, as special attorneys-in-fact, so that they may, if necessary, jointly or individually, appear before a notary public to certify, totally or partially, the adoption of these resolutions and to register such certification (escritura) in the Registry of Public Commerce (Registro Publico de Comercio), and to provide all required notifications and to sign all documentation necessary, and to carry out all acts necessary so that the resolutions adopted become fully effective.

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About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

                                      * * *

Legal Disclaimer

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.